Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 20, 2014, relating to the financial statements and financial statement schedules of IDACORP, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to IDACORP, Inc.’s change in method of accounting for investments in qualified affordable housing projects), and the effectiveness of IDACORP, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of IDACORP, Inc. for the year ended December 31, 2013, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Boise, Idaho

November 20, 2014